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                                                                    EXHIBIT D-10

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           HARRISBURG, PA. 17105-3265


                                          Public Meeting held June 8, 2000

Commissioners Present:

         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         Nora Mead Brownell
         Aaron Wilson, Jr.
         Terrance J. Fitzpatrick

Application of Atlantic City Electric Company,                 Docket Number:
Delmarva Power & Light Company, an d                           M-00001357
Conectiv Delmarva Generation, Inc. for approval                A-00091674F2000
to transfer its respective interests in Keystone               A-00093233F2000
Generating Station and the Conemaugh                           A-00091675F2000
Generating Station.                                            A-00093235F2000


                                      ORDER

BY THE COMMISSION,

                  By the Application filed on April 19, 2000, Atlantic City Electric Company ("ACE"), Delmarva Power & Light Company ("Delmarva"), and Conectiv Delmarva Generation, Inc. ("CDG") seek approval of the transfers by ACE of its respective interests in Keystone Generating Station ("Keystone") and the Conemaugh Generating Station ("Conemaugh") to NRG Energy, Inc. ("NRG") (or an NRG subsidiary) and by Delmarva of its respective interests in Keystone and Conemaugh Stations to CDG, an unregulated, direct subsidiary of Delmarva, and then to NRG (or an NRG subsidiary), Docketed at M-00001357. Also requested, in connection with this transfer, is the approval of the abandonment of the Certificates of Public Convenience by
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ACE at A-00091674F2000 and A-00093233F2000; and Delmarva at A-00091675F2000 and
A-00093235F2000.

                  ACE is a corporation organized and existing under the laws of the State of New Jersey and is a wholly owned subsidiary of Conectiv. ACE has no retail utility customers in Pennsylvania. Delmarva is a corporation organized and existing under the laws of the State of Delaware and the Commonwealth of Virginia and is a wholly owned subsidiary of Conectiv. Delmarva has no retail utility customers in Pennsylvania. CDG is a corporation organized and existing under the laws of the State of Delaware and is a wholly owned subsidiary of Delmarva. CDG has no retail utility customers in Pennsylvania. NRG is a corporation organized and existing under the laws of the State of Delaware and is a wholly owned subsidiary of Northern States Power Company (Northern States Power Company is a public utility existing under the laws of Minnesota). NRG is principally engaged in the acquisition, development and operation of interests in independent power production and cogeneration facilities, thermal energy production and transmission facilities and resource recovery facilities. Either NRG, or a subsidiary of NRG to be designated by NRG before closing, is the proposed transferee. NRG is not subject to jurisdiction of the Commission.

                  ACE has a 2.47% interest in Keystone, and a 3.83% interest in Conemaugh. Delmarva has a 3.70% interest in Keystone, and a 3.72% interest in Conemaugh.

                  This filing deals with the proposed transfer (by sale) by ACE to NRG. ACE agrees to sell, and NRG agrees to purchase, ACE's interests in Keystone and Conemaugh for a purchase price of approximately $96.1 million. The filing also deals
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with Delmarva's proposed transfer of its interests in Keystone and Conemaugh.
There are two alternative methods pursuant to which Delmarva's interests may be transferred to NRG. Under the first alternative, Delmarva will sell directly to NRG for cash consideration of approximately $113.1 million. Under the second alternative, Delmarva will transfer it's interests to CDG, then CDG will transfer the interests to NRG in exchange for replacement assets designated by NRG at a future date that would qualify for a tax-deferred like-kind-exchange treatment. Delmarva determined that it can receive favorable tax treatment, so it has proceeded with the second alternative of transferring its interests to CDG.

                  ACE, Delmarva and CDG have requested the Commission to issue its approval, under Section 1102(a)(3), as evidenced by Certificates of Public Convenience, for the sale and transfer by ACE and Delmarva of their respective interests to NRG (or subsidiaries of NRG) and that such approval be valid irrespective of whether or not Delmarva's interests are transferred directly to NRG or NRG subsidiaries or are first transferred to CDG with a subsequent transfer to NRG or NRG subsidiaries.

                  ACE and Delmarva each hold Certificates of Public Convenience (at Application Docket Nos. 91674, 93233, 91675 and 93235, respectively) issued by the Commission for the purposes of authorizing them to hold ownership interests in Keystone and Conemaugh. In connection with the transfer of ownership interest in Keystone and Conemaugh, the parties request Commission approval of the abandonment of each of these Certificates of Public Convenience.

                  On May 23, 2000, a Secretarial letter was sent to the Applicant. This letter states that, due to the nature of the transactions, and the service of a copy of the
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Application upon the Office of Consumer Advocate, the Office of Small Business
Advocate, and the Office of Trial Staff, satisfactory notice pursuant to 52 Pa. Code Section 5.14(4) has been given, and therefore, no publication is required.

                  The parties aver that the proposed transfers of these minority interests are consistent with the public interest. The safe, reliable, reasonable and efficient operation of Keystone and Conemaugh is unaffected by these proposed transfers which do not result in a change in entities who own much larger shares in the facilities. NRG and its subsidiaries are fully capable of providing the funds necessary to maintain the safe, reliable, reasonable and efficient operations at the Keystone and Conemaugh Stations.

                  The parties contend that the proposed transfer of their interests in Keystone and Conemaugh will have no adverse effect on competition or result in any unlawful exercise of market power which would prevent retail electricity customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electricity market.

                  We have examined the Application and have determined that the proposed transfers are necessary or proper for the service, accommodation, convenience, or safety of the public; THEREFORE, IT IS ORDERED:

                  1. That the Application concerning the transfer from Atlantic City Electric Company of its ownership interests in the Keystone and Conemaugh Generating Stations to NRG Energy, Inc. (or an NRG subsidiary), and the transfer from Delmarva Power & Light Company of its ownership interests in the Keystone and Conemaugh
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Generating Stations to Conectiv Delmarva Generation, Inc., and then to NRG
Energy, Inc. (or an NRG subsidiary), at Docket No. M-00001357, is hereby approved.

                  2. That the Application concerning the Abandonment by Atlantic City Electric Company and Delmarva Power & Light Company of the service authorized by Certificates of Public Convenience, granted at Application Docket Nos. A-91674, A-93233, A-91675 and A-93235, respectively, is hereby approved.

                                    BY THE COMMISSION,


                                    James J. McNulty
                                    Secretary


(SEAL)

ORDER ADOPTED:  June 8, 2000

ORDER ENTERED:  June 8, 2000